EXHIBIT 99.2

Westport Fuel Systems Announces the Establishment of an At-the-Market Equity Offering Program

VANCOUVER, British Columbia, Nov. 09, 2020 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. ("Westport" or "the Company") announced today that the Company has established an at-the-market equity offering program (the "ATM Program") that allows the Company to issue up to US$50 million (or the equivalent in Canadian dollars) of common shares ("Common Shares")  from treasury to the public from time to time, at the Company's discretion and subject to regulatory requirements. Any Common Shares sold through the ATM Program will be sold at prevailing market prices when issued (i) in ordinary brokers' transactions on the Nasdaq Global Select Market (“Nasdaq”) or another U.S. marketplace on which the Common Shares are listed, quoted or otherwise traded or (ii) in ordinary brokers' transactions on the Toronto Stock Exchange (“TSX”), or another Canadian marketplace on which the Common Shares are listed, quoted or otherwise traded. Since the Common Shares will be distributed at the prevailing market prices at the time of their sale or as otherwise permitted by law, prices may vary among purchasers and during the period of distribution.

The Company intends to use the net proceeds from the ATM Program, if any, to fund additional development of its High Pressure Direct Injection (“Westport HPDI 2.0TM” or “HPDI”) technology and capital investment to meet growing HPDI demand, research and development, and general corporate purposes.

Sales of Common Shares through the ATM Program will be made pursuant to the terms of an Equity Distribution Agreement dated November 9, 2020 entered into among the Company, RBC Dominion Securities Inc., RBC Capital Markets, LLC, Oppenheimer & Co. Inc. and H.C. Wainwright & Co., LLC (the "Agents"). The ATM Program will be effective until the earlier of (i) the date that all Common Shares available for issue under the ATM Program have been sold, (ii) March 20, 2021, (iii) the date the Canadian Prospectus Supplement in respect of the ATM Program or the Canadian Shelf Prospectus is withdrawn and (iv) the date that the ATM Program is terminated by the Company or the Agents.

Common Shares issued pursuant to the ATM Program will be issued pursuant to a prospectus supplement dated November 9, 2020 (the "Canadian Prospectus Supplement") to the Company's amended and restated final base shelf prospectus dated October 27, 2020 filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada except Quebec and the Company’s final base shelf prospectus dated October 27, 2020 filed with the securities regulatory authority in Quebec (collectively, the "Canadian Shelf Prospectus") and pursuant to a prospectus supplement dated November 9, 2020 (the "U.S. Prospectus Supplement") to the Company's U.S. base prospectus dated October 27, 2020 (the "U.S. Base Prospectus") included in its registration statement on Form F-10 (the "Registration Statement")  and filed with the U.S. Securities and Exchange Commission (the "SEC"). The Canadian Prospectus Supplement and the Canadian Shelf Prospectus will be available for download from SEDAR at www.sedar.com, and the U.S. Prospectus Supplement, the U.S. Base Prospectus and the Registration Statement will be accessible via EDGAR on the SEC’s website at www.sec.gov. Alternatively, any of the following Agents participating in the ATM Program will arrange to send you these documents if you request it by contacting, in Canada:

RBC Dominion Securities Inc. by mail at 180 Wellington Street West, 8th Floor, Toronto, ON M5J 0C2, Attn: Distribution Centre, by email at Distribution.RBCDS@rbccm.com or by telephone at 416-842-5349.

or in the United States:

RBC Capital Markets, LLC by mail at 200 Vesey Street, 8th Floor, New York, NY 10281-8098, Attn: Equity Syndicate, by email at equityprospectus@rbccm.com or by telephone at 877-822-4089.

Oppenheimer & Co. Inc. by mail at 85 Broad Street, 26th Floor, New York, NY 10004, Attn: Syndicate Prospectus Department, by email at EquityProspectus@opco.com or by telephone at 212-667-8563.

H. C. Wainwright & Co., LLC by mail at 430 Park Avenue, 3rd Floor, New York, NY 10022, by email at placements@hcwco.com or by telephone at 646-975-6996.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the Common Shares, nor shall there be any sale of the Common Shares in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are inventors, engineers, manufacturers and suppliers of advanced clean fuel systems and components that can change the way the world moves. Our technology delivers performance, fuel efficiency and environmental benefits to address the challenges of global climate change and urban air quality. Headquartered in Vancouver, Canada, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead.

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements, including statements regarding the future offering of Common Shares pursuant to the ATM Program and the expected use of proceeds to be raised, if any. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks, uncertainties and assumptions include those related to COVID-19, it’s duration, effects and government responses thereto, the volume of Common Shares traded on the Nasdaq and TSX over the period of the ATM Program and price and timing for any ATM Program share sales, issuance of Common Shares, the general economy, conditions of and access to the capital and debt markets, solvency, governmental policies and regulation, fluctuations in foreign exchange rates, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position that are described in the Canadian Prospectus Supplement, the Canadian Shelf Prospectus, the U.S. Prospectus Supplement, the U.S. Base Prospectus and the Registration Statement, as well as in the Company's continuous disclosure filings available under the Company's SEDAR profile at www.sedar.com and under the Company's EDGAR profile at www.sec.gov. In addition, the effects and the impact of the COVID-19 outbreak, are unknown at this time and could cause actual results to differ materially from the forward-looking statements contained herein. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by law.

Contact Information

Christine Marks
Investor Relations
Westport Fuel Systems
T: +1 604-718-2046
invest@wfsinc.com